

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Curé-Boivin
Boisbriand, Québec J7G 2A7, Canada

Re: Vision Marine Technologies Inc.
Registration Statement on Form F-1
Filed on January 30, 2024
File No. 333-276772

Dear Alexandre Mongeon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing